ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cel-Sci Corporation Request for Acceleration
Registration Statement on Form S-1
File No. 333-295168 (the “Registration Statement”)

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”), acting as the sole placement agent on a best efforts basis in a public offering pursuant to the Registration Statement, hereby concurs in the request by the Company that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on May 6, 2026, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”).

ThinkEquity affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord
Head of Investment Banking